Filer: ProLogis
Subject Company: Catellus Development Corporation
1934 Act File Number: 001-31908

PROLOGIS AND CATELLUS ANNOUNCE SPECIAL MEETING DATE
Denver, Colorado and San Francisco, California, July 27, 2005 — ProLogis (NYSE: PLD), a leading global provider of distribution facilities and services, and Catellus Development Corporation (NYSE: CDX), a leading real estate development company, announced today that they have set September 14, 2005, as the date for their special meetings to seek shareholder approval of the previously announced merger through which ProLogis will acquire all of the outstanding common stock of Catellus.
Shareholders of record on August 8, 2005, will be entitled to vote at the meetings.
About ProLogis
ProLogis is a leading provider of distribution facilities and services with 310.8 million square feet (28.9 million square meters) in 2,043 distribution facilities owned, managed and under development in 75 markets in North America, Europe and Asia. ProLogis continues to expand the industry’s first and largest global network of distribution facilities with the objective of building shareholder value. The company expects to achieve this through the ProLogis Operating System® and its commitment to be ‘The Global Distribution Solution’ for its customers, providing exceptional facilities and services to meet their expansion and reconfiguration needs.
About Catellus
Catellus Development Corporation is a publicly traded real estate development company that began operating as a real estate investment trust effective January 1, 2004. The company owns and operates approximately 41.1 million square feet of predominantly industrial property in many of the country’s major distribution centers and transportation corridors. Catellus’ principal objective is sustainable, long-term growth in shareholder value, which it seeks to achieve by applying its strategic resources: a lower-risk/higher-return rental portfolio, a focus on expanding that portfolio through development, and the deployment of its proven land development skills to select opportunities where it can generate profits to recycle back into its core business.

Contact Information
For ProLogis:	For Catellus
Melissa Marsden	Margan Mitchell
303-576-2622	415-974-4616
mmarsden@prologis.com	margan_mitchell@catellus.com
NOTE TO INVESTORS
ProLogis and Catellus have filed a joint proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and shareholders are urged to read the joint proxy statement/prospectus because it contains important information about ProLogis, Catellus, the combined company and the proposed merger. A definitive joint proxy statement/prospectus will be sent to shareholders of ProLogis and Catellus seeking their approval of the transaction. Investors and shareholders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by ProLogis and Catellus with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to ProLogis, 14100 E. 35th Place, Aurora, Colorado, 80011, attention Investor Relations (telephone 303-576-2745) or Catellus Development Corporation, 201 Mission Street, 2nd Floor, San Francisco, California, 94105, attention Investor Relations (telephone 415-974-3781).

ProLogis and Catellus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ProLogis and Catellus in connection with the merger. Information about ProLogis and Catellus and their respective directors and officers can be found in the companies’ respective Proxy Statements and Annual Reports on Form 10-K, as amended, filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus when it becomes available.